EXHIBIT 99.1

illumin Announces TSX Acceptance of Normal Course Issuer Bid

TORONTO, Nov. 09, 2023 (GLOBE NEWSWIRE) -- illumin Holdings Inc. (TSX:ILLM) (“illumin” or “Company”) announced today that it has received approval from the Toronto Stock Exchange ("TSX") to proceed with a normal course issuer bid ("NCIB").

Under the NCIB, the Company may purchase for cancellation up to 4,330,226 common shares of the Company (the "Shares"). As at November 2, 2023, illumin had 51,684,235 Shares issued and outstanding. As such, the maximum number of shares that may be purchased under the NCIB represents approximately 10% of illumin’s public float as at November 2, 2023, being 4,330,226 Shares. The Company’s average daily trading volume (“ADTV”) between May 1 2023 and October 31, 2023 was 82,487 Shares and the daily purchase limit, being 25% of ADTV, is 20,621 Shares. The NCIB will commence on November 13, 2023 and may continue to November 12, 2024 or such earlier time as the NCIB is completed or terminated at the option of the Company. The Shares will be purchased on behalf of the Company by a registered broker through the facilities of the TSX and through other alternative Canadian trading systems at the prevailing market price at the time of such transaction.

In connection with the NCIB, illumin has entered into an automatic share purchase plan (the “ASPP”) with its designated broker to allow for the purchase of Shares under the NCIB at times when illumin normally would not be active in the market due to internal trading black-out periods. Such purchases will be determined by the broker at its sole discretion, based on the purchasing parameters set out by the Company in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP. Purchases of Shares under the ASPP may be made through the facilities of the TSX and alternative trading systems. The ASPP has been pre-cleared by the TSX and will be effective as of November 13, 2023. The ASPP will terminate on the earliest of the date on which: (i) the NCIB expires; (ii) the maximum number of Shares have been purchased under the NCIB; and (iii) the Company terminates the ASPP in accordance with its terms. Concurrent with the establishment of the ASPP, the Company has confirmed to the broker that it was then not aware of any material undisclosed or non-public information with respect to the Company or any securities of the Company. During the term of the ASPP, the Company will not communicate any material undisclosed or non-public information to the trading staff of the broker; accordingly, the broker may make purchases regardless of whether a trading blackout period is in effect or whether there is material undisclosed or non-public information about the Company at the time that purchases are made under the ASPP. In the event that the ASPP is materially varied, suspended or terminated, the Company will issue a news release advising of such variation, suspension or termination, as applicable.

Management of the Company believes that, from time to time, the market price of the Shares may not fully reflect the underlying value of the Shares and that at such times the purchase of Shares would be in the best interests of shareholders. As a result of such purchases, the number of issued Shares will be decreased and, consequently, the proportionate share interest of all remaining shareholders will be increased on a pro rata basis.

Pursuant to a previous normal course issuer bid, illumin sought acceptance of the TSX to purchase up to 5,500,000 Shares and which was accepted by the TSX on May 16, 2022 and expired on May 15, 2023. The Company had, as of May 15, 2023, repurchased and cancelled under that earlier NCIB 5,404,894 Shares on the open market at an average purchase price of $2.96 per share.

About illumin:

illumin is a journey advertising platform that enables marketers to reach consumers at every stage of their journey by leveraging advanced machine learning algorithms and real-time data analytics. The Company’s mission is to illuminate the path for brands to connect with their customers through the power of data-driven advertising. Headquartered in Toronto, Canada, illumin serves clients across North America, Latin America, and Europe.

For further information, please contact:

Steve Hosein Investor Relations Coordinator illumin Holdings Inc. 416-918-5647 Steve.hosein@illumin.com	Babak Pedram Investor Relations - Canada Virtus Advisory Group Inc. 416-644-5081 bpedram@virtusadvisory.com	David Hanover Investor Relations – U.S. KCSA Strategic Communications 212-896-1220 dhanover@kcsa.com

Disclaimer in regard to Forward-looking Statements

Certain statements included herein constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. In particular, this news release contains forward-looking statements and information relating to the Company’s belief that the NCIB is in the best interests of the Company and its shareholders and that underlying value of the Company may not be reflected in the market price of the Shares. Investors are cautioned not to put undue reliance on forward-looking statements. Except as required by law, illumin does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

For more complete information about the Company, please read our disclosure documents filed on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.com.